SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑      Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended November 24, 2006.
Or
☐      Transition report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                                    to

Commission file number 001-14965

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
GOLDMAN SACHS EMPLOYEES’ PROFIT SHARING
RETIREMENT INCOME PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE GOLDMAN SACHS GROUP, INC
85 Broad Street
New York, NY 10004

Goldman Sachs
Employees’ Profit Sharing
Retirement Income Plan
Financial Statements
November 30, 2006 and 2005

*
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan (the “Plan”) as of November 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
New York, NY
May 22, 2007

Financial Statements
Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Statements of Net Assets Available for Benefits
November 30, 2006 and 2005

(in thousands)	As of November
	2006	2005

Assets
Interest in Goldman Sachs Profit Sharing Master Trust	$3,827,318	$3,321,599

Receivables
Employer contributions, net	62,624	58,193
Employee contributions	43,553	39,183

Total receivables	106,177	97,376

Net assets available for benefits	$3,933,495	$3,418,975

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Statements of Changes in Net Assets Available for Benefits
November 30, 2006 and 2005

(in thousands)	For the Year Ended November
	2006	2005

Additions
Interest in net investment profit of Goldman Sachs
Profit Sharing Master Trust	$433,537	$280,763
Contributions
Employer, net	62,650	57,568
Employee	165,606	142,741

	228,256	200,309

Total additions	661,793	481,072
Deductions
Benefits paid	147,273	139,786

Total deductions	147,273	139,786

Net increase	514,520	341,286

Asset Transfers due to 2005 Plan Mergers	-	150,300

Net increase after asset transfers	514,520	491,586

Net assets available for benefits
Beginning of year	3,418,975	2,927,389

End of year	$3,933,495	$3,418,975

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements
November 30, 2006 and 2005

1.	Plan Description

The following description of the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Items referenced “as defined” are defined in our Plan document or are separate provisions to the Plan.

The Plan became effective on January 1, 1945 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General
The Plan is a defined contribution plan to which participants, in addition to rolling over contributions from other qualified plans, may elect to make pre-tax 401(k) contributions each year based on their compensation, as defined. Effective January 1, 2006, the Plan was amended to allow participants to make 401(k) contributions on both a pre-tax 401(k) and an after-tax Roth 401(k) basis. In addition, The Goldman Sachs Group, Inc. (the “Firm”) contributes to the Plan a discretionary percentage, to be determined each year, of each participant’s Profit Sharing Compensation, as defined, (the “Profit Sharing Contribution”). The Firm made a Profit Sharing Contribution on behalf of eligible participants equal to a percentage not greater than 24% of their Profit Sharing Compensation for the plan years ended November 24, 2006 and November 25, 2005, respectively.

The Plan’s “Plan Year” is the 12-month period ending on the last Friday in November (i.e., the last day of the 2006 and 2005 Plan Years was November 24, 2006 and November 25, 2005, respectively). As the information required to prepare the financial statements is available only on a month-end basis, the financial statements have been presented as of and for the 12-month periods ended November 30, 2006 and 2005.

The Plan’s Retirement Committee (the “Committee”), as defined, monitors the investment objectives and performance of the Plan’s individual investment options. The Committee is made up of employees of the Firm or its affiliates including, in some cases, senior management of the Firm or its affiliates. Hewitt Associates, LLC is the record keeper of the Plan.

Participants direct the investments of their and the Firm’s contributions into various investment options offered by the Plan through the Goldman Sachs Profit Sharing Master Trust (the “Trust”). Participants’ directed investments are managed in mutual funds, collective trusts and managed accounts.

The Plan offers participants the option to invest in the Company Stock Fund, a separately managed account, which primarily invests in shares of the Firm’s common stock. In accordance with a policy adopted by the Committee, no more than 25% of any contribution made on behalf of each participant can be invested in the Company Stock Fund. When a participant reallocates his or her total investment balance, he or she is limited to reallocating 25% of his or her total investment balance into the Company Stock Fund. Effective March 1, 2007, the Plan reduced the Company Stock Fund investment limit from 25% to 20% of the participant’s total investment balance. In addition, participants’ abilities to make decisions in investment activities in the Company Stock Fund are suspended during the “black-out” periods that are part of the Firm’s compliance procedures designed to avoid violations of applicable securities laws.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2006 and 2005

Eligibility
Under the Plan’s provisions, employees are eligible, as defined in the Plan document, to participate in the Profit Sharing Contribution generally upon completing one Year of Service, as defined, attaining age 21 and provided they are employed on the last day of the Plan Year. Employees become eligible to make additional pre-tax 401(k) and after-tax Roth 401(k) contributions to the Plan as of the first day of the month after they join the Firm as employees.

Vesting
Participants are fully vested in their own contributions at all times and are fully vested in the Firm’s contributions after three Years of Service, as defined. Forfeitures of terminated participants’ non-vested Firm contributions can be used to reduce employer contributions. Upon regular or disability retirement, death or termination, each participant or beneficiary may receive a lump-sum amount equal to the vested value of the funds allocated to the account or may receive periodic distributions from the Plan. As of November 30, 2006 and 2005 forfeited non-vested accounts totaled $871,332 and $1,434,654, respectively. The 2005 forfeiture amount includes $768,327 of forfeitures that were merged into the Plan in connection with Spear, Leeds, and Kellogg Profit Sharing Plan (“SLK”) conversion into the Plan.

Benefits
Any benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled equals the amount that can be provided by the vested contributions and net earnings thereon (including net realized and unrealized investment gains and losses) allocated to such participant’s account. The Profit Sharing Contribution and net earnings of each investment option are credited to participants’ accounts based on their Profit Sharing Compensation and their percentage holdings in each option, respectively.

Loans
Each participant in the Plan is permitted to borrow from $1,000 to $50,000, reduced by (i) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such new loan is made, less (ii) the outstanding balance of loans from the Plan on the date of such new loan, subject to an overall cap of the lesser of (a) one-half of the participant’s total vested account balance (including Profit Sharing Contributions) or (b) the balance in the participant’s pre-tax 401(k) and Rollover Contribution accounts. A participant may not borrow any amounts attributable to after-tax Roth 401(k) contribution or to the Firm’s Profit Sharing Contribution. Interest on loans is charged at the prime rate of interest plus 1%. Loans generally must be repaid within five years or in some cases ten years. Loans are repaid (principal and interest) and added back to participants’ account balances generally through regular after-tax payroll deductions.

Trust Agreement
The Plan’s investments are included in the Trust which is subject to a trust agreement (the “Trust Agreement”) with State Street Bank & Trust Company (the “Trustee”). The Plan’s percentage of the Trust investments is specified in Note 3.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2006 and 2005

2.	Significant Accounting Policies

Basis of Accounting The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of additions and deductions during the reporting periods. The most important of these estimates and assumptions relate to fair value measurements of the Plan investments. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.

Employer Contributions
The Employer contributions receivable is presented on the Statements of Net Assets Available for Benefits, net of the forfeited non-vested account balance, if applicable, as of November 30, 2006 and 2005.

Investments of the Trust
Mutual funds and collective trusts represent investments with various investment managers. The respective fair values of these investments are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value as of November 30, 2006 and 2005. Units held in collective trusts are valued at the unit value as reported by the investment managers as of November 30, 2006 and 2005.

Investments in managed accounts are described below:

Cash and short-term investments include cash and short-term interest bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates fair value.

Common stock, preferred stock, fixed income securities, options and futures traded on national and international securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in the over-the-counter (“OTC”) market are valued at their last sale price. In the absence of a recent sale, investments owned are valued at the bid price; investments sold, but not yet purchased, are valued at the ask price.

Forward currency contracts are valued at estimated fair value as determined by the Trust’s investment managers (or independent third parties on behalf of the investment managers). Forward foreign currency contracts are valued using quoted forward foreign exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Plan records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at estimated fair value, as determined by the Trust’s investment managers (or independent third parties on behalf of the investment managers) utilizing their proprietary models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2006 and 2005

Investments denominated in currencies other than the U.S. dollar are translated using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

Guaranteed investment contracts (“GICs”) held by the Trust are fully benefit responsive. All of the GICs are held within the Stable Value Fund. Each GIC is recorded at contract value, which approximates fair value, as reported by the insurance companies. Contract value represents contributions, reinvested income, less any withdrawals and/or reserves, if any, plus accrued interest. The Stable Value Fund also invests in several synthetic investment contracts comprised of underlying investments in a collective trust and wrapper contracts issued by third parties. The issuers of the wrapper contracts provide that the Trust may make withdrawals at contract value for benefit responsive requirements. The synthetic investment contracts are recorded at contract value, which approximates fair value as reported by the investment advisor of the Stable Value Fund.

Money market mutual funds are valued by the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of the investments within the Trust are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Note 3 presents the net appreciation/(depreciation) in the fair value of Trust investments, which consists of realized gains or losses and unrealized appreciation/(depreciation) on those investments.
Payment of Benefits Benefits are recorded when paid.

Risks and Uncertainties
The Plan provides for various investment options, which include investments in any combination of equities, fixed income securities, individual guaranteed investment contracts, currency and commodities, futures, forwards, options and derivative contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Due from/to brokers
Due from brokers and due to brokers and other payables may include cash or securities maintained with brokers and counterparties for margin account balances, collateral held in conjunction with the Master Trust’s investment portfolio, and the amounts due for the settlement of purchase and sale transactions. These balances are not considered cash and short-term investments of the Plan. Certain due from brokers unsettled securities transactions, have been reported on a net-by-counterparty basis, where, in accordance with

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2006 and 2005

contractual rights and/or Investment Manager’s opinion, there is a right of offset in the event of bankruptcy or default by the broker. As of November 30, 2006, the Master Trust’s due from brokers and due to brokers and other payables balances were $21,567,723, and $553,164,132, respectively, which primarily represented amounts owed for unsettled securities transactions. As of November 30, 2005, the Master Trust’s due from brokers and due to brokers and other payables balances were $13,003,998 and $408,881,256, respectively, which primarily represented amounts owed for unsettled securities transactions.

Other
Investment advisory expenses incurred by the managed accounts and collective trusts of the Plan are borne by the Plan participants through the Trust and are included in Interest in Net Investment Profit of the Trust on the Statements of Changes in Net Assets Available for Benefits. The investment managers of the U.S. Equity Hedge Fund, Technology Hedge Fund, Multi-Market Hedge Fund, Multi-Strategy Hedge Fund and Global Relative Value Fund (each of which is a separate account managed on behalf of the Plan), charge fixed asset-based management fees plus annual incentive fees of up to 15% to 20% of the net investment income earned, if any, by each fund. Other administrative fees are paid by the Firm.

New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. Based on current assets held by the Plan, the Plan’s management does not expect the adoption of SFAS 157 to have a material impact on the Plan’s financial statements.

On December 29, 2005, the FASB issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” effective for the Plan Year ending November 30, 2007. This FSP will require that fully benefit-responsive investment contracts be reported at fair value rather than contract value, as they are currently reported, with an offsetting asset or liability in the statement of net assets available for benefits. Implementation of this FSP will have no net impact on net assets of the Plan and will only affect the presentation of the investments within the Trust’s Statements of Net Assets Available for Benefits in the Master Trust footnote.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2006 and 2005

3.	Master Trust

The Trust includes the assets of the following plans:
•	Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

•	Goldman Sachs Money Purchase Pension Plan
The Trust was owned solely by these two plans as of November 30, 2006 and 2005.

Investment assets of the Trust are allocated to the participating plans based on each participating plan’s specific interest in the Trust. Investment income of the Trust is allocated to the Plan based upon the proportion of net assets of the Plan to the net assets of the Trust on a daily or monthly basis in accordance with the Trust Agreement. As of November 30, 2006 and 2005, the Plan’s interest in the net assets of the Trust was approximately 88.46% and 88.62%, respectively.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2006 and 2005

The following presents the Trust’s Statements of Net Assets Available for Benefits:

(in thousands)	As of November
	2006	2005

Assets
Investments, at fair value
Mutual funds	$1,353,657	$1,120,306
Collective trusts	999,082	791,787
Managed accounts
Cash and short-term investments(1)	752,757	649,818
Common and preferred stocks	1,170,938	1,046,238
Fixed income securities	54,812	46,108
Guaranteed investment contracts	183,377	315,355
Wrapper contracts	2,779	5,984
Money market and other mutual funds	9,073	575
Collective trusts	507,334	360,397
Unrealized gains on derivative contracts	92,339	38,923
Loans to participants	19,368	17,979

Total investments	5,145,516	4,393,470
Interest and dividends receivable(1)	2,546	3,613
Due from brokers(1)	21,568	13,004

Total assets	5,169,630	4,410,087
Liabilities
Investments sold, but not yet purchased, at fair value
Managed accounts
Common and preferred stocks	190,833	210,364
Fixed income securities	9,744	12,233
Unrealized losses on derivative contracts	89,118	30,456

	289,695	253,053

Due to brokers and other payables	553,164	408,881

Total liabilities	842,859	661,934
Net Trust assets available for benefits(2)	$4,326,771	$3,748,153

(1) – For the November 2005 period presented, amounts for unsettled trade receivables have been reclassified to due from brokers from cash and short-term investments and from interest and dividends receivable to conform with the current year financial statement presentation.
(2) – As of November 30, 2006 and 2005, the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan’s interest in the Net Trust assets available for benefits was approximately 88.46% and 88.62%, respectively.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2006 and 2005

The following presents net investment profit/(loss) for the Trust:

(in thousands)	For the Year Ended November
	2006	2005

Net appreciation/(depreciation) in fair value of investments

Mutual funds	$133,742	$62,064
Collective trusts	98,001	59,258
Managed accounts
Common and preferred stocks	174,388	114,949
Fixed income securities	3,730	213
Derivative contracts	73,990	2,651
Collective trusts	(1,118)	-
Money market and other mutual funds	(1,174)	65

Total	481,559	239,200

Investment income/(expense)

Interest on GICs	31,356	29,287
Interest and dividends	11,233	77,351
Investment management fees and other expenses	(36,825)	(28,434)

Net investment profit	$487,323	$317,404

Investments that represented 5% or more of net assets available for benefits as of November 30, 2006 and 2005 were the Plan’s interest in the Trust. Trust investments in Loans and the Company Stock Fund (see Note 5) are 100% allocable to the Plan.
At November 30, 2006 and 2005, the contract values of the synthetic investment contracts were approximately $427,825,809 and $287,132,175, respectively. The underlying assets’ market values at November 30, 2006 and 2005 were approximately $425,046,368 and $281,148,269, respectively, resulting in a wrapper value of approximately $2,779,441 and $5,983,906, respectively. The interest rates on the synthetic investment contracts held at November 30, 2006 and 2005 ranged from 5.00% to 5.10% and 4.62% to 4.68%, respectively, with no stated maturity dates.
Interest rates on GICs held at November 30, 2006 ranged from 3.50% to 7.63% with maturity dates ranging from December 1, 2006 to December 31, 2009. Interest rates on GICs held at November 30, 2005 ranged from 3.50% to 7.63% with maturity dates ranging from December 31, 2005 to December 31, 2009. At November 30, 2006 and 2005, no valuation reserves had been taken against GICs held within the Trust.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2006 and 2005

4.	Plan Termination
The Firm intends to continue the Plan indefinitely but reserves the right to discontinue or amend the Plan at any time subject to the provisions of ERISA. In the event of discontinuance, affected participants will become fully vested in the Firm’s contributions and the related investment income as required by ERISA.
5.	Related Party Transactions
An affiliate of the Firm manages several mutual fund investment options within the Trust. These investments include the Money Market, Short Duration Bond, Core Bond, High Yield Bond, Large Cap Structured Equity, Large Cap Value Equity, Large Cap Growth Equity, Mid Cap Growth Equity, Mid Cap Value Equity, Small Cap Structured Equity and Real Estate Equity, each of which is an investment company registered under the Investment Company Act of 1940. No fees were paid, or are payable by the Plan through the Trust for investment management services relating to these funds for periods ended November 30, 2006 and 2005, however, investment advisory fees may be paid from the funds to the Firm or its affiliates.
In addition, an affiliate of the Trustee manages several investment options within the Trust. These investments include the S&P 500 Index, Mid Cap Equity Index, Small Cap Equity Index, Emerging Markets Index Funds and Treasury Inflated Protected Securities, each of which is a bank collective trust fund. Fees associated with the management of these funds qualify as party-in-interest transactions. An affiliate of the Trustee also served as a counterparty to one of the Trusts synthetic investment contracts at November 30, 2006 and 2005.
The Plan, through the Trust, has invested in the Company Stock Fund, which primarily invests in shares of the Firm’s common stock. As of November 30, 2006 and 2005, the Plan’s interest in the Company Stock Fund held 355,622 and 296,370 shares with a fair market value of $69,275,165 and $38,219,875, respectively. Purchases of $11,198,607 and $6,679,295 and sales of $2,417,660 and $1,949,139 of the Firm’s common stock were made through the Company Stock Fund during the years ended November 30, 2006 and 2005, respectively. The Company Stock Fund is managed by an affiliate of the Trustee.
6.	Tax Status
The Internal Revenue Service has determined and informed the Firm by a letter dated September 23, 2002 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since the receipt of the letter, the Firm believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2006 and 2005

7.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits from the Plan’s financial statements to the Form 5500:
(in thousands)

	As of November

	2006	2005

Net assets available for benefits per the financial statements	$3,933,495	$3,418,975
Less: Amounts allocated to withdrawing participants	(13,780)	(16,969)

Net assets available for benefits per the Form 5500	$3,919,715	$3,402,006

The following is a reconciliation of benefits paid to participants from the Plan’s financial statements to the Form 5500:
(in thousands)

	As of November

	2006	2005

Benefits paid to participants per the financial statements	$147,273	$139,786
Add: Amounts allocated to withdrawing participants, end of year	13,780	16,969
Less: Amounts allocated to withdrawing participants, beginning of year	(16,969)	(10,479)

Benefits paid to participants per the Form 5500	$144,084	$146,276

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to November 30, 2006 and 2005 but had not yet been paid as of that date.
8.	Plan Mergers
Effective June 1, 2005, the Spear, Leeds and Kellogg Profit Sharing Plan was merged into the Plan and transferred $142,209,000 in net assets into the Plan.
Effective August 1, 2005, the Hull Trading Company 401(k) Retirement Plan was merged into the Plan and transferred $6,766,000 in net assets into the Plan.
Effective August 1, 2005, the Epoch Partners, Inc. 401(k) Profit Sharing Plan was merged into the Plan and transferred $140,000 in net assets into the Plan.
Effective September 1, 2005, the Benjamin Jacobson & Sons 401(k) Plan was merged into the Plan and transferred $1,185,000 in net assets into the Plan.
All assets transferred into the Plan were transferred at fair value as of the effective date(s) of transfer.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2006 and 2005

9.	Financial Instruments with Off-Balance-Sheet Risk in the Trust
In accordance with the investment strategy of the managed accounts, the Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.
Swap contracts include equity, credit default and interest rate swap contracts. Equity swaps involve an agreement to exchange cash flows based on the total return of underlying securities. Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Interest rate swaps involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.
Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Trust’s investment managers generally limit the Trust’s risk by holding or purchasing offsetting positions.
As a writer of option contracts, the Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Trust once it has paid its cash premium.
The Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Trust to perform and do not give rise to any counterparty credit risk.

Derivative financial instruments executed for risk management purposes are carried at fair value. The fair values of the Trust’s derivative financial instruments as of and for the periods ended November 30, 2006 and 2005 are as follows:
Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued
November 30, 2006 and 2005

(in thousands)
	As of
	November 2006		November 2005
	Assets	Liabilities	Assets	Liabilities

Forward settlement contracts	$81	$861	$1,537	$64
Option contracts	4,556	6,742	2,938	2,874
Swap contracts	85,749	78,820	31,444	25,080
Futures contracts	1,953	2,695	3,004	2,438

Totals	$92,339	$89,118	$38,923	$30,456

Investments sold, but not yet purchased by the Trust as of November 30, 2006 and 2005 involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk as the Trust’s ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased, may exceed the amount recognized in the financial statements.
The Trust’s investment managers typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.

Supplemental Schedules*
Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Schedule of Assets (Held at End of Year)
Schedule H, Line 4i

(in thousands)
		Current
Description	Cost ($)	Value ($)

Loans to participants* (5.0-10.5%, 11/30/2006 - 09/30/2016)	$-	$19,368
* denotes party in interest

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDMAN SACHS EMPLOYEES’ PROFIT SHARING RETIREMENT INCOME PLAN

Members of the Administrative Committee

By:	/s/ Edina Jung

Name:	Edina Jung

By:	/s/ Angela Reynolds

Name:	Angela Reynolds

By:	/s/ Richard J. Stingi

Name:	Richard J. Stingi
     Date: May 23, 2007

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm